SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

August 12, 2010

Commission File Number: 000-50867

Syneron Medical Ltd.
(Translation of registrant’s name into English)

Industrial Zone, Yokneam Illit 20692, P.O.B. 550, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Attached hereto and incorporated herein by reference is a press release of the Company, dated August 12, 2010, entitled “Syneron Reports Second Quarter 2010 Results.”

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on November 16, 2004 (Registration No. 333-120559), on January 8, 2010 (Registration No. 333-164250) and on January 15, 2010 (Registration No. 333-164351).

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNERON MEDICAL LTD.

By: /s/ Fabian Tenenbaum
Name: Fabian Tenenbaum
Title: Chief Financial Officer

Date: August 12, 2010

Syneron Reports Second Quarter 2010 Results

Sequential Revenue Growth Reflects Benefits of Candela Merger and Leadership in Global Aesthetics Industry

YOKNEAM, ISRAEL--(Marketwire - August 12, 2010) - Syneron Medical Ltd. (NASDAQ: ELOS)

Second Quarter Highlights:
--  Total revenue of $48.6 million, up 13.0% sequentially
--  North America revenue of $18.0 million, up 23.3% sequentially
--  International revenue of $30.6 million, up 7.6% sequentially
--  Cash, cash equivalents and marketable securities of $228.0 million at June 30, 2010

Syneron Medical Ltd. (NASDAQ: ELOS), the leading global aesthetic device company, today announced second quarter 2010 financial results for the three month period ended June 30, 2010. Second quarter 2010 financial results are for Syneron and Candela as a combined company. The second quarter 2009 year-over-year comparative financial results referred to below are pro-forma financial results assuming the merger with Candela Corporation had occurred on January 1, 2009.

Lou Scafuri, Chief Executive Officer of Syneron, commented, "During the second quarter Syneron achieved positive results, reflecting the competitive momentum of the combined Syneron and Candela businesses in the marketplace. The quarter was headlined by sequential North American and International revenue growth. We were particularly pleased with the strong rebound in North America, where revenue grew 23% sequentially, driven by the initial benefits of the cross-selling opportunities between the Syneron and Candela customer bases and an expanded presence in the core physician market. Internationally, growth was driven by the launch of new products and continued strong demand from Asia and Latin America."

Revenue for the second quarter 2010 was $48.6 million, a sequential increase of 13.0% compared to $43.0 million in the first quarter 2010 and an increase of 6.8% compared to $45.5 million in the second quarter 2009. Second quarter 2010 revenue in North America was $18.0 million, a sequential increase of 23.3% compared to $14.6 million in the first quarter 2010 and compared to $18.9 million in the second quarter of 2009. International revenue was $30.6 million, a sequential increase of 7.6% compared to $28.4 million in the first quarter 2010 and an increase of 15.0% compared to $26.6 million in the second quarter of 2009. Product and service revenue for the second quarter 2010 were $33.9 million and $14.7 million, respectively.

Gross margin for the second quarter 2010 was 47.2% or 48.9% on a non-GAAP basis, excluding stock-based compensation, amortization and expenses related to the Candela merger compared to 34.5% or 47.4% on a non-GAAP basis in the first quarter 2010. Gross margin in the second quarter 2009 was 45.1% or 46.5% on a non-GAAP basis. Second quarter 2010 gross margin was impacted by a $0.7 million in expense related to the Candela merger and a higher mix of international distribution compared to direct sales.

Operating expenses for the second quarter 2010 were $29.5 million, compared to $44.7 million in the first quarter 2010 and $28.0 million in the second quarter of 2009. Second quarter 2010 operating expenses includes $2.0 million related to the Company's patent litigation with Palomar Medical Technologies, Inc. and $0.8 million in stock-based compensation.

GAAP net loss for the second quarter 2010 was $6.2 million, or $(0.18) per basic and diluted share, compared to a net loss of $22.5 million, or $(0.66) per basic and diluted share in the first quarter 2010. GAAP net loss for the second quarter 2009 was $6.4 million, or $(0.19) per basic and diluted share. On a non-GAAP basis, excluding stock-based compensation, amortization and merger-related expenses, loss from continuing operations before non-controlling interest for the second quarter 2010 was $4.1 million, or $(0.12) per basic and diluted share, compared to a non-GAAP loss from continuing operations before non-controlling interest of $6.2 million, or $(0.18) per basic and diluted share in the first quarter 2010. Non-GAAP loss from continuing operations before non-controlling interest for the second quarter 2009 was $4.0 million, or $(0.13) per share, basic and diluted.

Cash and cash equivalents, including short-term bank deposits and investments in marketable securities, were $228.0 million at June 30, 2010.

Mr. Scafuri, concluded, "We continued to make progress in the integration of the Candela business, positioning the Company to capitalize on the many synergies from the merger. We have identified specific opportunities to gain incremental operational efficiencies and further leverage Syneron's market leading position in the global aesthetics industry. Looking forward, we expect to continue winning in the marketplace as a result of the combined strength of Syneron and Candela's broad product portfolio, world-wide distribution channels, and diverse new product pipeline."

Use of Non-GAAP Measures
This press release provides financial measures for gross margin, net loss, net loss per basic and diluted share, which exclude one-time expenses relating to the merger with Candela Corporation and an expense charge related to stock-based compensation and amortization and are therefore not calculated in accordance with generally accepted accounting principles (GAAP). Management believes that these non-GAAP financial measures provide meaningful supplemental information regarding our performance because it reflects our operational results and enhances management's and investors' ability to evaluate the Company's gross margin, net loss and net loss per basic and diluted share. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management uses both GAAP and non-GAAP measures when evaluating the business internally and, therefore, felt it important to make these non-GAAP adjustments available to investors. A reconciliation of each GAAP to non-GAAP financial measure discussed in this press release is contained in the accompanying financial tables.

Conference call
Syneron management will host its second quarter 2010 earnings conference call today at 8:30 a.m. ET. Syneron will be broadcasting live via the Investor Relations section of its website, www.syneron.com. To access the call, enter the Syneron website, then click on the Investors Relations Overview and select "Q2 2010 Results Conference Call."

Participants are encouraged to log on at least 15 minutes prior to the conference call in order to download the applicable audio software. The call can be heard live or with an on-line replay which will follow. Those interested in participating in the call and the question and answer session should dial 877-844-6886 in the U.S., and 970-315-0315 from overseas. The conference pass code is: 91901721.

About Syneron Medical Ltd.

Syneron Medical Ltd. (NASDAQ: ELOS) is the leading global aesthetic device company with a comprehensive product portfolio and a global distribution footprint. The Company's technology enable physicians to provide advanced solutions for a broad range of medical-aesthetic applications including body contouring, hair removal, wrinkle reduction, rejuvenation of the skin's appearance through the treatment of superficial benign vascular and pigmented lesions, and the treatment of acne, leg veins and cellulite. The Company sells its products under two distinct brands, Syneron and Candela. Founded in 2000, the corporate, R&D, and manufacturing headquarters for Syneron Medical Ltd. are located in Israel. Syneron also has R&D and manufacturing operations in the US. The company markets and services and supports its products in 86 countries. It has offices in North America, France, Germany, Italy, Portugal, Spain, UK, Australia, China, Japan, and Hong Kong and distributors worldwide. Additional information can be found at www.syneron.com.

SAFE HARBOR FOR FORWARD-LOOKING STATEMENTS

Any statements contained in this document regarding future expectations, beliefs, goals, plans or prospects constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Further, any statements that are not statements of historical fact (including statements containing "believes," "anticipates," "plans," "expects," "may," "will," "would," "intends," "estimates" and similar expressions) should also be considered to be forward-looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including the risk that the businesses of Syneron and Candela may not be integrated successfully; the risk that the merger transaction with Candela may involve unexpected costs or unexpected liabilities; the risk that synergies from the merger transaction may not be fully realized or may take longer to realize than expected; the risk that disruptions from the merger transaction make it more difficult to maintain relationships with customers, employees, or suppliers; as well as the risks set forth in Syneron Medical Ltd.'s most recent Annual Report on Form 20-F, and the other factors described in the filings that Syneron Medical Ltd. makes with the SEC from time to time. If one or more of these factors materialize, or if any underlying assumptions prove incorrect, Syneron Medical Ltd.'s actual results, performance or achievements may vary materially from any future results, performance or achievements expressed or implied by these forward-looking statements.

In addition, the statements in this document reflect the expectations and beliefs of Syneron Medical Ltd. as of the date of this document. Syneron Medical Ltd. anticipates that subsequent events and developments will cause its expectations and beliefs to change. However, while Syneron Medical Ltd. may elect to update these forward-looking statements publicly in the future, it specifically disclaims any obligation to do so. The forward-looking statements of Syneron Medical Ltd. do not reflect the potential impact of any future dispositions or strategic transactions that may be undertaken. These forward-looking statements should not be relied upon as representing Syneron Medical Ltd.'s views as of any date after the date of this document.

Syneron, the Syneron logo, eMatrix and elos are trademarks of Syneron Medical Ltd. and may be registered in certain jurisdictions. The elos (Electro-Optical Synergy) technology is a proprietary technology of Syneron Medical Ltd. All other names are the property of their respective owners.

Syneron Medical Ltd.
Unaudited Condensed Consolidated Statements of Income (Loss)
(in thousands, except per share data)

	For the three-months ended		For the Six-months ended
	June 30,	June 30,	June 30,	June 30,
	2010	2009	2010	2009

Revenue	$48,629	$14,155	$91,631	$26,044
Cost of sales	25,667	4,979	53,836	9,959

Gross profit	22,962	9,176	37,795	16,085

Operating expenses:
Sales and marketing	14,477	8,681	35,300	18,756
General and administrative	7,949	2,818	22,707	8,834
Research and development	6,721	2,938	13,751	5,886
Other expenses	334	-	2,426	-
Legal settlement, net	-	-	-	(3,975)

Total operating expenses	29,481	14,437	74,184	29,501

Loss from operations	(6,519)	(5,261)	(36,389)	(13,416)

Other income (expense):
Interest income	162	473	325	1,214
Other expense	(250)	-	(559)	-

Total other income (expense)	(88)	473	(234)	1,214

Loss from continuing operations before income taxes	(6,607)	(4,788)	(36,623)	(12,202)

(Benefit) expense from income taxes	(3)	852	(6,206)	1,597

Loss from continuing operations before non-controlling interest	(6,604)	(5,640)	(30,417)	(13,799)

Net loss attributable to non-controlling interest	429	106	1,555	106
Income from discontinued operations, net of income taxes	-	-	196	-
Net Loss attributable to Syneron shareholders	$(6,175)	$(5,534)	$(28,666)	$(13,693)

Loss per share:

Basic and diluted
Loss from continuing operations before non-controlling interest	$(0.19)	$(0.20)	$(0.89)	$(0.50)
Net loss attributable to non-controlling interest	0.01	-	0.05	-
Income from discontinued operations	-	-	0.01	-
Net Loss attributable to Syneron shareholders	$(0.18)	$(0.20)	$(0.83)	$(0.50)

Weighted average shares outstanding:
Basic and diluted	34,439	27,504	34,233	27,492

Syneron Medical Ltd.
Unaudited Condensed Consolidated Balance Sheets
(in thousands)

	June 30,	December 31,
	2010	2009
Assets

Current assets:
Cash and cash equivalents	$81,928	$24,372
Short-term bank deposits	2,470	1,000
Available-for-sale marketable securities	115,518	169,309
Accounts receivable, net	42,782	13,758
Other current assets	10,721	2,753
Inventories, net	21,361	8,592

Total current assets	274,780	219,784

Non-current assets:
Severance pay fund	266	246
Long-term deposits and others (*)	1,492	221
Long-term available-for-sale marketable securities (*)	28,044	11,449
Investments in affiliated company	1,050	1,050
Property and equipment, net	4,248	2,885
Goodwill and Intangible assets, net	53,751	34,632
Deferred taxes	10,808	-

Total non-current assets	99,659	50,483

Total assets	$374,439	$270,267

Liabilities and Stockholders' Equity

Current liabilities:
Accounts payable	$16,578	$3,735
Other accounts payable and accrued expenses	58,638	30,153

Total current liabilities	75,216	33,888

Non-current liabilities:
Contingent consideration	16,131	7,331
Deferred Revenues	5,386	902
Warranty Accruals	679	558
Accrued severance pay	357	330
Deferred taxes	5,617	-

Total non-current liabilities	28,170	9,121

Stockholders' equity:	271,053	227,258

Total liabilities and stockholders' equity	$374,439	$270,267

Syneron Medical Ltd.
Unaudited Condensed Consolidated Statements of Cash Flows
(in thousands)

	For the six months ended:

	June 30,	June 30,
	2010	2009
Cash flows from operating activities:
Net loss before non-controlling interest	$(28,215)	$(13,799)
Adjustments to reconcile net loss to net cash used by operating activities:
Non-cash items reported in discontinued operations	(232)	-
Share-based compensation expense	1,579	2,689
Depreciation and amortization	4,778	1,155
Provision for bad debts	3,639	3,335
Impairments of available-for-sale marketable securities and other intangible assets	1,594	172
Realized loss, changes in accrued interest, and amortization of premium on marketable securities	478	988
Revaluation of contingent liability	914	-
Other non-cash items	(54)	-
Changes in operating assets and liabilities
Accounts receivable	(885)	10,445
Inventories	9,612	2,338
Other current assets	(1,008)	822
Other assets	(15)	-
Accounts payable	6,869	(5,971)
Accrued payroll and related expenses	1,362	9
Deferred revenue	(2,162)	(2,499)
Accrued warranty costs	(618)	324
Income taxes payable and deferred	3,499	816
Other accrued liabilities	(599)	(2,090)

Net cash provided by (used by) operating activities	536	(1,266)

Cash flows from investing activities:
Purchases of property and equipment	(755)	(221)
Maturities of held-to-maturity marketable securities	460	-
Proceeds from the sale of available-for-sale marketable securities	131,240	121,186
Purchase of available-for-sale marketable securities	(94,610)	(146,498)
Net cash received from acquisition of subsidiary	22,533	(41)
Other investing activities	(1,679)	(2,604)

Net cash provided by (used by) investing activities	57,189	(28,178)

Cash flows from financing activities:
Proceeds from the issuance of common stock	631	1

Net cash provided by financing activities	631	1

Effect of exchange rates on cash and cash equivalents	(800)	-

Net increase (decrease) in cash and cash equivalents	57,556	(29,443)

Cash and cash equivalents at beginning of period	24,372	72,366

Cash and cash equivalents at end of period	$81,928	$42,923

Syneron Medical Ltd.
Unaudited Non-GAAP Financial Measures and Reconciliation
(in thousands, except per share data)

	For the three-months ended		For the six-months ended
	June 30,	June 30,	June 30,	June 30,
	2010	2009	2010	2009

GAAP operating loss	$(6,519)	$(5,261)	$(36,389)	$(13,416)

Stock-based compensation	797	770	1,579	2,689
Amortization of acquired intangible assets	1,549	68	3,047	136
Merger, restructuring and other non-recurring costs	831	-	19,392	-

Non-GAAP operating loss	$(3,342)	$(4,423)	$(12,371)	$(10,591)

GAAP loss from continuing operations before non-controlling interest	$(6,604)	$(5,640)	$(30,417)	$(13,799)

Stock-based compensation	797	770	1,579	2,689
Amortization of acquired intangible assets	1,549	68	3,047	136
Merger, restructuring and other non-recurring costs	831	-	19,392	-
Income tax adjustments	(703)	-	(7,442)	-

Non-GAAP loss from continuing operations before non-controlling interest	$(4,130)	$(4,802)	$(13,841)	$(10,974)

GAAP loss per share from continuing operations before non-controlling interest	$(0.19)	$(0.30)	$(0.89)	$(0.30)

Stock-based compensation	0.02	0.03	0.05	0.10
Amortization of acquired intangible assets	0.04	0.00	0.09	0.00
Merger, restructuring and other non-recurring costs	0.02	-	0.56	-
Income tax adjustments	(0.02)	-	(0.22)	-

Non-GAAP loss per share from continuing operations before non-controlling interest	$(0.12)	$(0.27)	$(0.41)	$(0.20)

Weighted average shares outstanding:

Basic and diluted	34,439	27,504	34,233	27,492

Syneron Medical Ltd.
Unaudited Pro Forma Condensed Consolidated Statements of Income (Loss)
(in thousands, except per share data)

	For the three months ended June 30, 2009
	Syneron	Candela	Pro Forma	Pro Forma
	Medical	Corporation	Adjustments	Combined

Revenue	$14,155	$31,393	$(87)	$45,461
Cost of sales	4,979	19,396	575	24,950

Gross profit	9,176	11,997	(662)	20,511

Operating expenses:
Sales and marketing	8,681	7,628	969	17,278
General and administrative	2,818	2,716	113	5,647
Research and development	2,938	2,146	-	5,084
Legal settlement, net	-	-	-	-

Total operating expenses	14,437	12,490	1,082	28,009

Loss from operations	(5,261)	(493)	(1,744)	(7,498)

Other income:
Interest income	473	86	-	559
Other income	-	276	-	276

Total other income	473	362	-	835

Loss from continuing operations before income taxes	(4,788)	(131)	(1,744)	(6,663)

Expense (benefit) from income taxes	852	(510)	(634)	(292)

(Loss) income from continuing operations before non-controlling interest	(5,640)	379	(1,110)	(6,371)

Loss per share:

Basic and diluted
(Loss) income from continuing operations before non-controlling interest	$(0.21)	$0.02		$(0.19)

Weighted average shares outstanding:
Basic and diluted	27,504	22,726		34,174

Syneron Medical Ltd.
Unaudited Pro Forma Condensed Consolidated Statements of Income (Loss)
(in thousands, except per share data)

	For the six months ended June 30, 2009
	Syneron	Candela	Pro Forma	Pro Forma
	Medical	Corporation	Adjustments	Combined

Revenue	$26,044	$61,159	$(175)	$87,029
Cost of sales	9,959	37,229	827	48,015

Gross profit	16,085	23,930	(1,002)	39,014

Operating expenses:
Sales and marketing	18,756	15,179	1,938	35,873
General and administrative	8,834	5,962	226	15,022
Research and development	5,886	4,634	-	10,520
Legal settlement, net	(3,975)	-	-	(3,975)

Total operating expenses	29,501	25,775	2,164	57,440

Loss from operations	(13,416)	(1,845)	(3,166)	(18,427)

Other income:
Interest income	1,214	94	-	1,308
Other income	-	260	-	260

Total other income	1,214	354	-	1,568

Loss from continuing operations before income taxes	(12,202)	(1,491)	(3,166)	(16,859)

Expense (benefit) from income taxes	1,597	(975)	(1,151)	(529)

(Loss) income from continuing operations before non-controlling interest	(13,799)	(516)	(2,015)	(16,330)

Loss per share:

Basic and diluted
(Loss) income from continuing operations before non-controlling interest	$(0.50)	$(0.02)		$(0.48)

Weighted average shares outstanding:
Basic and diluted	27,492	22,714		34,162

Syneron Medical Ltd.
Unaudited Pro Forma Non-GAAP Financial Measures and Reconciliation
(in thousands, except per share data)

	For the three months ended June 30, 2009
	Syneron	Candela	Pro Forma
	Medical	Corporation	Combined

GAAP operating loss	$(5,261)	$(2,237)	$(7,498)

Stock-based compensation	770	552	1,322
Amortization of acquired intangible assets	68	1,334	1,402
Merger, restructuring and other non-recurring costs	-	497	497

Non-GAAP operating (loss) income	$(4,423)	$146	$(4,277)

GAAP loss from continuing operations before non-controlling interests	$(5,640)	$(731)	$(6,371)

Stock-based compensation	770	552	1,322
Amortization of acquired intangible assets	68	1,334	1,402
Merger, restructuring and other non-recurring costs	-	497	497
Income tax adjustments	-	(867)	(867)

Non-GAAP (loss) income from continuing operations before non-controlling interests	$(4,802)	$785	$(4,017)

GAAP loss per share from continuing operations before non-controlling interests			$(0.19)

Stock-based compensation			0.04
Amortization of acquired intangible assets			0.04
Income tax adjustments			(0.03)

Non-GAAP loss per share from continuing operations before non-controlling interests			$(0.13)

Weighted average shares outstanding:

Basic and diluted			34,174

Syneron Medical Ltd.
Unaudited Pro Forma Non-GAAP Financial Measures and Reconciliation
(in thousands, except per share data)

	For the three months ended June 30, 2009
	Syneron	Candela	Pro Forma
	Medical	Corporation	Combined

GAAP operating loss	$(5,261)	$(2,237)	$(7,498)

Stock-based compensation	770	552	1,322
Amortization of acquired intangible assets	68	1,334	1,402
Merger, restructuring and other non-recurring costs	-	497	497

Non-GAAP operating (loss) income	$(4,423)	$146	$(4,277)

GAAP loss from continuing operations before non-controlling interests	$(5,640)	$(731)	$(6,371)

Stock-based compensation	770	552	1,322
Amortization of acquired intangible assets	68	1,334	1,402
Merger, restructuring and other non-recurring costs	-	497	497
Income tax adjustments	-	(867)	(867)

Non-GAAP (loss) income from continuing operations before non-controlling interests	$(4,802)	$785	$(4,017)

GAAP loss per share from continuing operations before non-controlling interests			$(0.19)

Stock-based compensation			0.04
Amortization of acquired intangible assets			0.04
Income tax adjustments			(0.03)

Non-GAAP loss per share from continuing operations before non-controlling interests			$(0.13)

Weighted average shares outstanding:

Basic and diluted			34,174

Syneron Medical Ltd.
Unaudited Pro Forma Non-GAAP Financial Measures and Reconciliation
(in thousands, except per share data)

	For the six months ended June 30, 2009
	Syneron	Candela	Pro Forma
	Medical	Corporation	Combined

GAAP operating loss	$(13,416)	$(5,011)	$(18,427)

Stock-based compensation	2,689	1,386	4,075
Amortization of acquired intangible assets	136	2,668	2,804
Merger, restructuring and other non-recurring costs	-	497	497

Non-GAAP operating (loss) income	$(10,591)	$(460)	$(11,051)

GAAP loss from continuing operations before non-controlling interests	$(13,799)	$(2,531)	$(16,330)

Stock-based compensation	2,689	1,386	4,075
Amortization of acquired intangible assets	136	2,668	2,804
Merger, restructuring and other non-recurring costs	-	497	497
Income tax adjustments	-	(1,655)	(1,655)

Non-GAAP (loss) income from continuing operations before non-controlling interests	$(10,974)	$366	$(10,609)

GAAP loss per share from continuing operations before non-controlling interests			$(0.48)

Stock-based compensation			0.12
Amortization of acquired intangible assets			0.08
Income tax adjustments			(0.05)

Non-GAAP loss per share from continuing operations before non-controlling interests			$(0.32)

Weighted average shares outstanding:

Basic and diluted			34,168

Syneron Contacts:

Fabian Tenenbaum
Chief Financial Officer
+ 972 73 244 2283
Email: fabiant@syneron.com

Nick Laudico/Zack Kubow
The Ruth Group
646-536-7030/7020
Email: nlaudico@theruthgroup.com / zkubow@theruthgroup.com